Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or as to what action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (as amended) if you are a resident of the United Kingdom or, if not, another appropriately authorised independent professional adviser.

TC BioPharm (Holdings) plc

(the “Company”)

(Incorporated and registered in Scotland with registered no: SC713098)

ONE FOR FIFTY SHARE CONSOLIDATION

and

NOTICE OF GENERAL MEETING

This document should be read in its entirety. Your attention is drawn to the letter from Dr. Michael Leek, the Chairman of the Board of Directors of the Company, set out on pages 3 to 4 of this document.

Directors, Secretary and Advisers

Directors	Dr Michael Leek
Bryan Kobel
Martin Thorp
Dr Mark Bonyhadi
James Culverwell
Arlene Morris
Edward Niemczyk

all of whose business address is at the Company’s registered office.

Registered Office	Maxim1, 2 Parklands Way
Holytown
Motherwell
ML1 4WR
United Kingdom

Company website	www.tcbiopharm.com

Company Secretary	Computershare Company Secretarial Services Limited

Legal advisers to the Company	Addleshaw Goddard LLP Cornerstone, 107 West Regent Street Glasgow G2 2BA United Kingdom

Sheppard Mullin 30 Rockefeller Plaza New York NY 10112 United States of America

Registrar	Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom

Depositary	Bank of New York Mellon 240 Greenwich Street New York NY 10286 United States of America

Proposed Timetable

Publication and posting to Shareholders of this document	4 October 2022

Latest time and date for receipt of Forms of Proxy	10.00 a.m. on 28 October 2022

Record Date for voting on the Capital Reorganisation	10.00 a.m. on 28 October 2022

General Meeting	10.00 a.m. on 1 November 2022
(to be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom)

Notes:

1. Each of the above times and/or dates is subject to change at the absolute discretion of the Company.

2. If any of the above times and/or dates should change, the revised times and/or dates will be notified in writing.

3. All of the above times refer to London time unless otherwise stated.

Statistics Table

Existing Ordinary Shares in issue at the date of this Document	39,747,729

Number of Existing Ordinary Shares expected to be in issue immediately prior to the Capital Reorganisation	39,747,750

Conversion ratio	1 New Ordinary Share for every
50 Existing Ordinary Share

Total expected number of New Ordinary Shares in issue following the Capital Reorganisation	794,955

ISIN code for the New Ordinary Shares	GB00BQD0NT81

LETTER FROM THE CHAIRMAN

TC BioPharm (Holdings) plc

(Incorporated in Scotland with registered number SC713098)

Dr Michael Leek	Maxim1, 2 Parklands Way
Bryan Kobel	Holytown
Martin Thorp	Motherwell
Dr Mark Bonyhadi	ML1 4WR
James Culverwell	United Kingdom
Arlene Morris
Edward Niemczyk
4 October 2022

Dear Shareholder

Proposed One for Fifty Share Consolidation

and

Notice of General Meeting

1. Introduction

This document explains why the board of directors of the Company (“Board”) believes that it is in the best interests of shareholders of the Company (“Shareholders”) that the resolutions (“Resolutions”), which are described in the notice of general meeting set out in the end of this document (“Notice”), to carry out the proposed one for fifty consolidation of the ordinary share capital of the Company (“Share Consolidation”) and to give effect to related matters (“Proposals”), be approved by the shareholders of the Company (“Shareholders”).

The purpose of this document is to explain the background to the Proposals and to explain why the Board considers the proposed share consolidation to be in the best interests of the Company and the Shareholders as a whole and why the directors of the Company (“Directors”) recommend that you vote in favour of the Resolutions.

2. Background to and reasons for the proposed Share Consolidation

At the date of this letter there are 39,747,729 ordinary shares of £0.01 each in the capital of the Company (“Ordinary Shares”) in issue. The closing price of the American Depositary Shares relating to the Company and issued by The Bank of New York Mellon (“ADS”) (each of which represents one ordinary share) on the Nasdaq Capital Market on the date prior to the date of this letter was $0.2807.

The Directors consider that the number of existing ordinary shares in issue is unwieldly in volume for a company of our nature and, when combined with the prevailing share price, is not conducive to an orderly market.

The Board believes that the proposed Share Consolidation (on a one for fifty basis) of our ordinary share capital (which will be mirrored by a corresponding capitalization of underlying ADSs) will result in a more appropriate number of ADSs in issue for a company of our capitalization and should result in a more appropriate price per ADS and thereby help to make the Company more attractive to investors.

Further, we anticipate that the Share Consolidation will restore our compliance with the Continued Listing Standard of the Nasdaq Capital Markets, which requires us to maintain a share price of over $1.00 per share.

In addition, the Company proposes to further undertake the sub-division of the new Ordinary Shares resulting from the Share Consolidation (described below), since, under the UK Company law, a UK company is prohibited from issuing new shares on terms that a shareholder will pay the company less than their nominal value and it is thought that the increased nominal value of the Ordinary Shares after the proposed Share Consolidation may restrict the strategic potential of the Company as may be appropriate from time to time.

3. Share Consolidation and Sub-division

The Share Consolidation comprises the consolidation of every 50 existing Ordinary Shares (with a nominal value of £0.01) into one new Consolidated Share (rounded down to the nearest whole share), with a nominal value of £0.50; and the subsequent sub-division of every such Consolidated Share into one new Ordinary Share with a nominal value of £0.0001 (“New Ordinary Share”) and one deferred share with a nominal value of £0.4999 (“Sub-division”) (“Deferred Share”).

To effect the Consolidation, it will be necessary to issue 21 additional Ordinary Shares (“Additional Ordinary Shares”) so that the Company’s issued ordinary share capital is exactly divisible by 50. These Additional Ordinary Shares would be issued to the Chief Financial Officer, Martin Thorp. Since these Additional Ordinary Shares would only represent an entitlement to a fraction of a new Ordinary Share of £0.50, this fraction would be disposed of after the Share Consolidation pursuant to the arrangements for fractional entitlements described below.

Following the issue of the Additional Ordinary Shares, the entire issued share capital will be consolidated into 794,955 Consolidated Shares of £0.50 each. Each such Consolidated Share will then be sub-divided into one New Ordinary Share and one Deferred Share.

Shareholders may hold at the Record Date a number of existing Ordinary Shares that is not exactly divisible by 50. The result of the Consolidation, if approved, will be that such Shareholders may be left with a fractional entitlement to a resulting Consolidated Share. Any such fractions will be aggregated and the Directors will, in accordance with the Articles, sell the aggregated shares and the proceeds from the sale of the fractional entitlements shall be distributed pro rata amongst the relevant Shareholders or retained by the Company at the discretion of the Board.

Most of our investors have dematerialized their Ordinary Shares into ADSs, which are listed on the Nasdaq Capital Markets, to enable trading in the Company’s securities. The Share Consolidation will be reflected on a one for one basis on the ADSs in issue and will be implemented by our depositary (Bank of New York Mellon) in line with the depositary agreement.

The rights attaching to the New Ordinary Shares will be identical in all respects to those of the Existing Ordinary Shares, including voting, dividend, return of capital and other rights.

The Deferred Shares shall, in effect, have no value, as described in Resolution 3, as (i) they will have no voting rights, (ii) no entitlement to distributions or dividends whatsoever, (iii) no rights to receive notice of or to attend or speak at a general meeting of shareholders, (iv) no entitlement to participation in the capital profits of assets of the Company, (v) in a return of capital on winding up they are only entitled to a return on capital after each New Ordinary Share receives repayment of its capital plus £100,000,000 per share, (vi) they will not be listed or traded on any stock market and (vii) the Company may at its discretion cancel the Deferred Shares or purchase them all for £0.01 in aggregate . The sole practical purpose of the issuance of the Deferred Shares is to facilitate the subdivision of the New Ordinary Shares in accordance with the Companies Act 2006.

4. General Meeting and action to be taken

You will find set out at the end of this document a notice convening a general meeting to be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom on 1 November 2022 at 10.00 a.m. together with a notice of proposed resolutions to give effect to the matters discussed herein.

5. Recommendation

The Board considers for the reasons set out above, that it is in the best interests of the Shareholders as a whole to pass each of the Resolutions. Accordingly, the Board unanimously recommends Shareholders to vote in favour of each of the Resolutions at the General Meeting. The Directors have stated their intention to vote in favour of all of the resolutions in respect of ordinary shares which they own.

Yours faithfully

Dr Michael Leek, Chairman

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

TC BIOPHARM (HOLDINGS) PLC

Company No: SC713098

THE COMPANIES ACT 2006

RESOLUTIONS OF

TC BIOPHARM (HOLDINGS) PLC

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of TC BioPharm (Holdings) plc (the “Company”) will be held as a physical meeting at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom on 1 November 2022 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions, which in the case of Resolutions 1 and 2 will be proposed as Ordinary Resolutions and in the case of Resolutions 3 and 4 will be proposed as Special Resolutions.

ORDINARY RESOLUTIONS

Resolution 1- Consolidation of Shares

THAT the 39,747,750 ordinary shares of £0.01 each in the capital of the Company in issue at 10.00 a.m. on 1 November 2022 be consolidated and divided into 794,955 ordinary shares of £0.50 each (Consolidated Shares) provided that, where such consolidation results in any shareholder being entitled to a fraction of a Consolidated Share, such fraction shall be dealt with by the directors as they see fit pursuant to the powers available to them under article 29 of the Company’s Articles of Association, as amended below (Articles).

Resolution 2 – Subdivision of shares and re-designation as Deferred Shares

THAT, subject to and conditional upon the passing of Resolutions 1, 3 and 4, each of the Consolidated Shares created by Resolution 1 be subdivided and reclassified into 1 ordinary share of £0.0001 and 1 deferred share of £0.4999 each in the capital of the Company (Deferred Share) such Deferred Shares to have the rights set out in the new article 7A referred to Resolution 3.

SPECIAL RESOLUTION

Resolution 3 - Amendment of Articles of Association

THAT, subject to and conditional upon the passing of Resolutions 1, 2 and 4, the Articles of Association of the Company be amended by the insertion of a new Article 7A immediately after Article 7, as follows:

“7A. Deferred Shares

The Deferred Shares of £ 0.4999 each in the capital of the Company (Deferred Shares) shall have the rights, and shall be subject to the restrictions, set out in this Article 7A (i) to (v) below (inclusive):

(i)	A Deferred Share:

a.	does not entitle its holder to receive any dividend or other distribution;

b.	does not entitle its holder to receive a share certificate in respect of the relevant shareholding;

c.	does not entitle its holder to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;

d.	entitles its holder on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each ordinary share;

e.	does not entitle its holder to any further participation in the capital, profits or assets of the Company. The Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

(ii)	The Company may at its option and is irrevocably authorised at any time after the creation of the Deferred Shares to:

a)	appoint any person to act on behalf of any or all holder(s) of a Deferred Share(s), without obtaining the sanction of the holder(s), to transfer any or all of such shares held by such holder(s) for nil consideration to any person appointed by the directors of the Company;

b)	without obtaining the sanction of the holder(s), but subject to the Companies Act 2006 and uncertificated securities rules:

1)	purchase any or all of the Deferred Shares then in issue and to appoint any person to act on behalf of all holders of Deferred Shares to transfer and to execute a contract of sale and a transfer of all the Deferred Shares to the Company for an aggregate consideration of one penny payable to one of the holders of Deferred Shares to be selected by lot (who shall not be required to account to the holders of the other Deferred Shares in respect of such consideration); and

2)	cancel any Deferred Share without making any payment to the holder.

(iii)	Any offer by the Company to purchase the Deferred Shares may be made by the Directors of the Company depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the Deferred Shares.

(iv)	The rights attaching to the Deferred Shares shall not be, or be deemed to be, varied, abrogated, or altered by:

a)	the creation or issue of any shares ranking in pari passu with, the Deferred Shares;

b)	the Company reducing its share capital or share premium account;

c)	the cancellation of any Deferred Share without any payment to the holder thereof; or

d)	the redemption or purchase of any share, whether a Deferred Share or otherwise, not by the passing by the member of the Company or any class of members of any resolution, whether in connection with any of the foregoing or for any other purpose, and accordingly no consent thereto or sanction thereof by the holders of the Deferred Shares, or any of them, shall be required.”

Resolution 4 – Buy back of Deferred Shares

THAT, subject to and conditional upon the passing of Resolutions 1, 2 and 3, the Company be authorised for the purposes of section 694 of the Companies Act 2006 to make one or more off market purchases (as defined in section 693(2) of the Companies Act 2006) of its Deferred Shares of £0.4999 each in accordance with the terms of the Articles of Association of the Company, as amended in accordance with resolution 3 above; such power to apply until 30 September 2027.

By order of the Board

Computershare Company Secretarial Services Limited

Company Secretary

Registered Office

Maxim 1

2 Parklands Way

Holytown

Motherwell

Scotland

ML1 4WR

Notes:

1.	Shareholders are entitled to appoint a proxy or (if a shareholder has more than one share) proxies to exercise all or any of that shareholder’s their rights to attend, speak, and vote at the general meeting. A proxy need not be a shareholder of the Company. Please see the instructions on the enclosed Form of Proxy.

2.	Please indicate the proxy holder’s name and the number of shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of shares held by you) in the boxes indicated on the form. Please also indicate if the proxy instruction is one of multiple instructions being given. To appoint more than one proxy please see the instructions on the enclosed Form of Proxy. All forms must be signed and should be returned together in the same envelope.

3.	To be valid, the Form of Proxy and the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority must be lodged at the offices of the Company’s registrars, Computershare Investor Services PLC by hand, or sent by post, so as to be received not less than 48 hours excluding non-business days before the time fixed for the holding of the meeting or any adjournment thereof (as the case may be).

4.	A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a shareholder provided that no more than one corporate representative exercises powers over the same share.